MAIL STOP 03-06
	November 10, 2004

Elias Vamvakas, Chief Executive Officer
OccuLogix, Inc.
5280 Solar Drive, Suite 100
Mississauga, Ontario
Canada L4W 5M8

	RE:	OccuLogix, Inc.
		Registration Statement on Form S-1, Amendment No. 2 Commission File No. 333-118204
		Filed on November 2, 2004

Dear Mr. Vamvakas:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Your filing continues to contain numerous blanks, and we will have additional comments when you file an amendment that contains complete disclosure.

Graphics
2. Delete the Amsler Grid you propose to include as your graphic.
The purpose of graphics is to graphically portray a registrant`s products in order to aid investor understanding, not to provide a diagnostic medical test.

Prospectus Summary
3. We note your response to comment 3 and reissue the comment. We also note the detailed information about the results on page 58. Quantify in the summary the number of patients in the MIRA-1 interim analysis whose vision improved to meet or exceed the visual acuity requirements to drive. On page 57, it appears that the chart at the bottom covers only 19 patients. Expand the introductory paragraph on page 57 to clarify. Are there patients whose vision neither improved nor got worse? Provide similar disclosure for the chart on page 58.
Also, explain the relevance of the "mean change BCVA" of 1.1. Explain how that "mean change" would affect a hypothetical patient who was diagnosed with 20/40 vision before the study. We note you measure vision improvement "greater than or equal to 3 lines, 2 lines, and 1 line." Explain how those measurements are reflected in changes to BCVA.
4. We note your response to comment 4.  According to a recent news article in The Globe and Mail, the founder of Rheo Therapeutics, Inc., Jeffrey Machat, was involved in the launch of TLC Vision Corp., and is planning to open his first Rheo clinic during the last two weeks of November. We also note that he currently performs vision correction surgery at TLC`s Toronto Clinic. Other publications identify Dr. Machat as co-founder of TLC. Disclose his past relationship with TLC and all business relationships and equity interests he has with TLC and/or Occulogix whenever you discuss the
Rheo Therapeutics purchase agreement, and delete the representation that Rheo Therapeutics is "independent." We believe Dr. Machat`s previous relationship with TLC is material to potential investors, and it should be fully disclosed. We remind you of your obligations under the Federal securities laws regarding the accuracy and adequacy of disclosure throughout this filing.
5. The abovementioned news article includes promotional statements about your product and treatment. We note that this is not the first article of this nature. Please advise if you have provided such information to the source of the article. Also advise supplementally what steps you are taking to ensure that interested parties cease their participation in newspaper articles that could be construed to condition the market for the registrant`s securities.


*   *   *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dennis Hult at (202) 942-2812 or Martin
James,
Senior Assistant Chief Accountant, at (202) 942-1984 if you have questions regarding comments on the financial statements and related matters. Please contact S. Richard Lee at (202) 942-2854 or the undersigned at (202) 942-1880 with any other questions.


				Sincerely,



				Peggy Fisher
				Assistant Director

cc: 	Andrew J. Beck, Esq.
	Torys LLP
	(fax: 212-682-0200)

	Marjorie Sybul Adams, Esq.
	Piper Rudnick LLP
	(fax: 212-884-8517)
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OccuLogix, Inc.
April 6, 2005
Page 1